Exhibit 3.5

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Articles Supplementary

6.45% SERIES E CUMULATIVE REDEEMABLE PREFERRED STOCK

ALEXANDRIA REAL ESTATE EQUITIES, INC. a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST:  Pursuant to Section 6.3 of Article VI of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board of Directors”), by resolution duly adopted, classified and designated 5,200,000 shares (the “Shares”) of Preferred Stock (as defined in the Charter) as shares of 6.45% Series E Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Series E Preferred Stock”), with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption, subject in all cases to the provisions of Article VII of the Charter, that are as set forth in the following paragraphs, which upon any restatement of the Charter shall be made part of Article VI, with any necessary or appropriate changes to the enumeration or lettering of sections or subsections hereof.

6.45% SERIES E CUMULATIVE REDEEMABLE PREFERRED STOCK

1.                                    Designation, Amount and Ranking.

The Series E Preferred Stock designated herein shall be 6.45% Series E Cumulative Redeemable Preferred Stock, par value $.01 per share. The number of shares of Series E Preferred Stock to be authorized shall be 5,200,000.

The Series E Preferred Stock will, with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation, rank: (a) senior to all classes or series of the Corporation’s common stock, par value $0.01 per share (the “Common Stock”), and all classes or series of capital stock of the Company now or hereafter authorized, issued or outstanding expressly designated as ranking junior to the Series E Preferred Stock as to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation; (b) on parity with the 8.375% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, and the 7.00% Series D Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Corporation and with any class or series of capital stock of the Corporation expressly designated as ranking on parity with the Series E Preferred Stock as to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and (c) junior to any class or series of capital stock of the Corporation expressly designated as ranking senior to the Series E Preferred Stock as to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation. The term “capital stock” does not include convertible or exchangeable debt securities, which will rank senior to the Series E Preferred Stock prior to conversion or exchange. The Series E Preferred Stock will also rank junior in right of payment to the Corporation’s other existing and future debt obligations.

2.                                    Dividend Provisions.

(a)       Subject to the rights of series of Preferred Stock which may from time to time come into existence, holders of shares of Series E Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 6.45% per annum of the Liquidation Preference (as defined herein) per share (equivalent to a fixed annual amount of $1.6125 per share). Such dividends shall be cumulative from and including the date of original issue and shall be payable quarterly in arrears on or before the 15th day of each of January, April, July and October of each year or, if any such day is not a business day, then on the next succeeding business day (each, a “Dividend Payment Date”). The first dividend, which will be due on or before July 15, 2012, will be for more than a full quarter. Such first dividend and any dividend payable on Series E Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the records of the Corporation at the close of business on the last business day of December, March, June and September, respectively, or on such date designated by the Board of Directors that is not more than 30 nor less than ten days prior to the applicable Dividend Payment Date (each, a “Dividend Record Date”).  “Dividend Period” shall mean the respective periods commencing on and including the 15th day of January, April, July and October of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the initial Dividend Period, which shall commence on the date of original issuance and end on and include the day preceding July 15, 2012, and other than the Dividend Period during which any shares of Series E Preferred Stock shall be redeemed pursuant to Section 4 or Section 5, which shall end on and include the day preceding the date fixed for redemption with respect to the shares of Series E Preferred Stock being redeemed).

(b)      Dividends on Series E Preferred Stock will accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series E Preferred Stock will accumulate as of the Dividend Payment Date on which they become payable. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series E Preferred Stock which may be in arrears. No dividends on shares of Series E Preferred Stock shall be authorized by the Board of Directors and declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of any of the Corporation’s agreements, including any agreement relating to the Corporation’s indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(c)       If, for any taxable year, the Corporation elects to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section (the “Code”)) any portion (the “Capital Gains Amount”) of the total dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the “Total Dividends”), then the portion of the Capital Gains Amount that shall be allocable to holders of Series E Preferred Stock shall be the amount that bears the same ratio to the Capital Gains Amount that the Total Dividends (as determined for federal income tax purposes) paid or made available to the holders of Series E Preferred Stock for the year bears to the Total Dividends.

(d)      If any shares of Series E Preferred Stock are outstanding, no dividends (other than in shares of Common Stock or other series of Preferred Stock ranking junior to Series E Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set apart for payment on any Common Stock or any other series of Preferred Stock of the Corporation ranking junior to Series E Preferred Stock as to dividends, for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payments on shares of Series E Preferred Stock and all other series of Preferred Stock ranking, as to dividends, on a parity with the Series E Preferred Stock (“Parity Preferred”) for all past dividend periods. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Series E Preferred Stock and Parity Preferred, all dividends declared upon shares of Series E Preferred Stock and any Parity Preferred shall be declared pro rata so that the amount of dividends declared per share of Series E Preferred Stock and such other series of Parity Preferred shall in all cases bear to each other the same ratio that accrued dividends per share of Series E Preferred Stock and such other series of Parity Preferred  (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Parity Preferred does not have a cumulative dividend) bear to each other.

(e)       Except as provided in Section 2(d), unless full cumulative dividends on shares of Series E Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods, no dividends (other than in shares of Common Stock or other stock ranking junior to Series E Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set apart for payment nor shall any other distribution be declared or made upon or with respect to the shares of Common Stock or any other stock of the Corporation ranking junior to or on a parity with Series E Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock or any other stock of the Corporation ranking junior to or on a parity with Series E Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such stock) by the Corporation or any affiliate or any person acting on behalf of the Corporation or any of its affiliates (except (a) by conversion into or exchange for other stock of the Corporation ranking junior to Series E Preferred Stock as to dividends and amounts upon liquidation, (b) redemptions, purchases or exchanges for the purpose of preserving the Corporation’s status as a REIT, (c) redemptions, purchases or other acquisitions of Common Stock made for purposes of an employee incentive or benefit plan of the Corporation or (d) a redemption, purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock and Parity Preferred).

(f)          Any dividend payment made on shares of Series E Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of Series E Preferred Stock which remains payable.

3.                                    Liquidation Preference.

(a)       Subject to the rights of series of Preferred Stock that may from time to time come into existence, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, then, before any distribution of assets shall be made to the holders of any shares of Common Stock or any other class or series of stock of the Corporation ranking junior to Series E Preferred Stock as to liquidation rights, the holders of shares of Series E Preferred Stock shall be entitled to receive out of assets of the Corporation legally available for distribution to stockholders, liquidation distributions in the amount of the liquidation preference of $25.00 per share (the “Liquidation Preference”), plus an amount equal to all dividends accrued and unpaid thereon to, but excluding, the date of payment. Holders of Series E Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of shares of Series E Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the available assets of the Corporation are insufficient to pay the full amount of the liquidation distributions on outstanding shares of Series E Preferred Stock and the corresponding amounts payable on all shares of other classes or series of stock of the Corporation ranking on a parity with Series E Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Corporation (“Parity Stock”), then the holders of shares of Series E Preferred Stock and Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise respectively be entitled.

(b)      A consolidation or merger of the Corporation with or into any other trust, entity or entities, or a sale, lease, consolidation, conveyance or disposition of all or substantially all of the assets of the Corporation or the effectuation by the Corporation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of, shall not be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section 3.

(c)       In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of capital stock of the Corporation or otherwise, is permitted under the Maryland General Corporation Law, amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series E Preferred Stock shall not be added to the Company’s total liabilities.

4.                                    Redemption.

(a)       Shares of Series E Preferred Stock are not redeemable prior to March 15, 2017, except that each share of Series E Preferred Stock is redeemable as provided in Article VII of the Charter. On and after March 15, 2017, the Corporation, at its option upon not less than 30 nor more than 60 days’ written notice, may redeem outstanding shares of Series E Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus an amount equal to all dividends accrued and unpaid thereon to, but excluding, the date fixed for redemption (except as provided below), without interest (the

“Redemption Right”).  Holders of shares of Series E Preferred Stock to be redeemed shall surrender such shares of Series E Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If fewer than all of the outstanding shares of Series E Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by the Corporation and such shares will be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by any other equitable method determined by the Corporation.

(b)      Unless full cumulative dividends on all outstanding shares of Series E Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods, no shares of Series E Preferred Stock or Parity Stock shall be redeemed unless all outstanding shares of Series E Preferred Stock or Parity Stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the exchange by the Corporation of shares of Series E Preferred Stock or Parity Stock for an equal number of shares of Excess Stock (as defined in the Charter) in accordance with Article VII of the Charter or the purchase or acquisition of shares of Series E Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock. Furthermore, unless full cumulative dividends on all outstanding shares of Series E Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods, the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series E Preferred Stock (except by exchange for shares of stock of the Corporation ranking junior to Series E Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent exchange by the Corporation of shares of Series E Preferred Stock or Parity Stock for an equal number of shares of Excess Stock in accordance with Article VII of the Charter or the purchase or acquisition of shares of Series E Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series E Preferred Stock.

(c)       A notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of Series E Preferred Stock at the address shown on the share transfer books of the Corporation. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceeding for the redemption of any shares of Series E Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the number of shares of Series E Preferred Stock to be redeemed; (iii) the redemption price per share; (iv) the place or places where certificates for shares of Series E Preferred Stock are to be surrendered for payment of the redemption price, if shares of Series E Preferred Stock are represented by certificates; and (v) that dividends on shares of Series E Preferred Stock will cease to accrue on such redemption date. If fewer than all shares of Series E Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series E Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Series E Preferred Stock has been given and if the funds necessary for such redemption have been set apart by the Corporation in trust for the benefit of the holders of shares of Series E Preferred Stock so called for redemption, then from and after the redemption date, dividends will cease to accrue on such shares of Series E Preferred Stock, such shares of Series E Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

(d)  Immediately prior to any redemption of Series E Preferred Stock, any accumulated and unpaid dividends up to but excluding the redemption date shall be paid in cash, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series E Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares between such Dividend Record Date and the corresponding Dividend Payment Date or default in the payment of the dividend due. Except as provided above, the Corporation will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Series E Preferred Stock that have been called for redemption.

(e)  Series E Preferred Stock will not be subject to any sinking fund or mandatory redemption, except as provided in Article VII of the Charter.

5.         Special Optional Redemption by the Company.

(a)  Upon the occurrence of a Change of Control (as defined below), the Corporation will have the option upon written notice mailed by the Corporation, postage pre-paid, no fewer than 30 nor more than 60 days prior to the redemption date and addressed to the holders of record of shares of the Series E Preferred Stock to be redeemed at their respective addresses as they appear on the share transfer records of the Corporation, to redeem shares of the Series E Preferred Stock, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash at $25.00 per share plus accrued and unpaid dividends, if any, to, but excluding, the redemption date (“Special Optional Redemption Right”). No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series E Preferred Stock except as to the holder to whom notice was defective or not given. If, prior to the Change of Control Conversion Date (as defined below), the Corporation has provided or provides notice of redemption with respect to the Series E Preferred Stock (whether pursuant to the Redemption Right or the Special Optional Redemption Right), the holders of shares of Series E Preferred Stock will not have the conversion right described below in Section 7.

A “Change of Control” is when, after the original issuance of the Series E Preferred Stock, the following have occurred and are continuing:

(i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of the Corporation’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii) following the closing of any transaction referred to in (i) above, neither the Corporation nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE Amex Equities (the “NYSE Amex”), or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

(b) In addition to any information required by law or by the applicable rules of any exchange upon which the Series E Preferred Stock may be listed or admitted to trading, such notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series E Preferred Stock to be redeemed; (iv) the place or places where the certificates, if any, representing shares of Series E Preferred Stock are to be surrendered for payment of the redemption price; (v) procedures for surrendering noncertificated shares of Series E Preferred Stock for payment of the redemption price; (vi) that dividends on the shares of Series E Preferred Stock to be redeemed will cease to accumulate on the redemption date; (vii) that payment of the redemption price and any accumulated and unpaid dividends will be made upon presentation and surrender of such Series E Preferred Stock; (viii) that the shares of Series E Preferred Stock are being redeemed pursuant to the Special Optional Redemption Right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; and (ix) that holders of the shares of Series E Preferred Stock to which the notice relates will not be able to tender such shares of Series E Preferred Stock for conversion in connection with the Change of Control and each share of Series E Preferred Stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related redemption date instead of converted on the Change of Control Conversion Date. If fewer than all of the shares of Series E Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series E Preferred Stock held by such holder to be redeemed.

If fewer than all of the outstanding shares of Series E Preferred Stock are to be redeemed pursuant to the Special Optional Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) by lot or in such other equitable method determined by the Corporation that will not result in a violation of the Ownership Limit (as defined in the Charter). If such redemption pursuant to the Special Optional Redemption Right is to be by lot and, as a result, any holder of shares of Series E Preferred Stock would have actual ownership or Beneficial Ownership (as defined in the Charter) in excess of the Ownership Limit, or to otherwise violate the restrictions set forth in Article VII of the Charter, because such holder’s shares of Series E Preferred Stock were not redeemed, or were only redeemed in part then, except as otherwise provided in the Charter, the Corporation shall redeem the requisite number of shares of Series E Preferred Stock of such holder such that no holder will hold an amount of Series E Preferred Stock in excess of the applicable ownership limit, subsequent to such redemption.

(c) If the Corporation has given a notice of redemption pursuant to the Special Optional Redemption Right and has set apart sufficient funds for the redemption in trust for the benefit of the holders of the Series E Preferred Stock called for redemption, then from and after the redemption date, those shares of Series E Preferred Stock will be treated as no longer being outstanding, no further dividends will accrue and all other rights of the holders of those shares of Series E Preferred Stock will terminate. The holders of those shares of Series E Preferred Stock will retain their right to receive the redemption price for their shares and any accrued and unpaid dividends through, but excluding, the redemption date, without interest. So long as full cumulative dividends on the Series E Preferred Stock for all past dividend periods shall have been or contemporaneously are (i) declared and paid in cash, or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for payment, nothing herein shall prevent or restrict the Corporation’s right or ability to purchase, from time to time, either at a public or a private sale, all or any part of the Series E Preferred Stock at such price or prices as the Corporation may determine, subject to the provisions of applicable law, including the repurchase of shares of Series E Preferred Stock in open-market transactions duly authorized by the Board of Directors.

(d) The holders of Series E Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the Series E Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption of the Series E Preferred Stock pursuant to the Special Optional Redemption Right between such Dividend Record Date and the corresponding Dividend Payment Date or the Corporation’s default in the payment of the dividend due. Except as provided herein, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series E Preferred Stock for which a notice of redemption pursuant to the Special Optional Redemption Right has been given.

6.         Voting Rights.

(a)  Except as provided in this Section 6, the holders of shares of Series E Preferred Stock will have no voting rights.

(b)  If six or more quarterly dividends (whether or not consecutive) payable on shares of Series E Preferred Stock or any Parity Preferred are in arrears (a “Preferred Dividend Default”), whether or not earned or declared, the number of directors then constituting the Board of Directors will automatically be increased by two, and the holders of shares of Series E Preferred Stock, voting together as a class with the holders of shares of any other series of Parity Preferred upon which like voting rights have been conferred and are exercisable, will have the right to elect two directors to serve on the Board of Directors at a special meeting called by of the holders of record of at least 20% of the Series E Preferred Stock and the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which case at the next annual or special meeting of stockholders) and at each subsequent annual meeting of stockholders (or special meeting of stockholders held in its place) until all unpaid dividends accumulated on such shares of Series E Preferred Stock and Parity Preferred for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment. A quorum for any such meeting shall exist if at least a majority of the outstanding shares of Series E

Preferred Stock and shares of Parity Preferred upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meeting. Such directors shall be elected upon the affirmative vote of holders of a plurality of the shares of Series E Preferred Stock and such Parity Preferred present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series E Preferred Stock shall have been paid in full or set apart for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current period have been paid in full or declared and set apart for payment in full on the Series E Preferred Stock and all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each director so elected shall immediately terminate and the entire Board of Directors shall be reduced accordingly. The directors so elected shall each be entitled to one vote per director on any matter.

(c)  So long as any shares of Series E Preferred Stock remain outstanding, the Corporation will not without the affirmative vote or consent, given in person or by proxy, either in writing or at a meeting, of the holders of at least two-thirds of the shares of the Series E Preferred Stock and of the shares of any series of Parity Preferred or Parity Stock determined by the Board of Directors to be affected in a manner similar to the Series E Preferred Stock by the proposed action described in (a) or (b) below (upon which like voting rights have been conferred and are exercisable on the matter), voting together as a single class, (a) authorize or create, or increase the authorized or issued amount of shares of, any class or series of stock ranking senior to the Series E Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized stock of the Corporation into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Charter or these Articles Supplementary, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series E Preferred Stock; provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series E Preferred Stock remains outstanding with the terms thereof materially unchanged, or if the Corporation is not the surviving entity and the successor entity issues to holders of Series E Preferred Stock preferred shares with substantially identical rights, privileges, preferences and voting powers as the Series E Preferred Stock, or if holders of shares of the Series E Preferred Stock receive the greater of the full trading price of the Series E Preferred Stock on the date of an Event or the Liquidation Preference pursuant to the occurrence of any Event, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of the Series E Preferred Stock and provided further that (i) any increase in the amount of the authorized Common Stock, Preferred Stock, the creation or issuance of any other series of Preferred Stock or any increase in the number of authorized shares of Series E Preferred Stock, or (ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series E Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not require the vote of the holders of the Series E Preferred Stock.

(d)  Except as provided above, the holders of Series E Preferred Stock are not entitled to vote on any merger or consolidation involving the Corporation, on any share exchange or on a sale of all or substantially all of the assets of the Corporation.  The holders of shares of Series E Preferred Stock shall have exclusive voting rights on any charter amendment that would alter only the contract rights, as expressly set forth in the Charter, of the Series E Preferred Stock.

(e)  The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series E Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(f)   For the purposes of the foregoing provisions of this Section 6, each share of Series E Preferred Stock shall have one vote per share, except that when any other series of Preferred Stock shall have the right to vote with the Series E Preferred Stock as a single class on any matter, then the shares of Series E Preferred Stock and such other series shall have with respect to such matters one vote per $25.00 of liquidation preference.

7.         Conversion.

The shares of Series E Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 7.

(a)  Upon the occurrence of a Change of Control (as defined herein), each holder of shares of Series E Preferred Stock shall have the right, unless, prior to the Change of Control Conversion Date (as defined herein), the Corporation has provided or provides notice of its election to redeem the Series E Preferred Stock pursuant to the Redemption Right or Special Optional Redemption Right, to convert some or all of the Series E Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of Common Stock, per share of Series E Preferred Stock to be converted (the “Common Stock Conversion Consideration”) equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the Liquidation Preference per share of Series E Preferred Stock to be converted plus (y) the amount of any accrued and unpaid dividends to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividends will be included in such sum) by (ii) the Common Stock Price (as defined herein) and (B) 0.7050 (the “Share Cap”), subject to the immediately succeeding paragraph.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Common Stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of Common Stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 3,666,000 shares of Common Stock (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap and is also subject to a corresponding adjustment if the number of authorized shares of Series E Preferred Stock is increased and such additional shares are thereafter issued by the Corporation.

In the case of a Change of Control pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of shares of Series E Preferred Stock shall receive upon conversion of such shares of Series E Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, shall be referred to herein as the “Conversion Consideration”).

In the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of the Common Stock that voted for such an election (if electing between two types of consideration) or holders of a plurality of the Common Stock that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

The term “Business Day” shall mean each day, other than a Saturday or a Sunday, which is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to close.

The “Change of Control Conversion Date” shall be a Business Day set forth in the notice of Change of Control provided in accordance with Section 7(c) below that is no less than 20 days nor more than 35 days after the date on which the Corporation provides such notice pursuant to Section 7(c).

The “Common Stock Price” shall be (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but excluding, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for the Common Stock in the over-the-counter market as reported by OTC Markets Group Inc., any successor organization thereto or similar organization thereof for the ten consecutive trading days immediately preceding, but excluding, the effective date of the Change of Control, if the Common Stock is not then listed for trading on a U.S. securities exchange.

(b) No fractional shares of Common Stock shall be issued upon the conversion of Series E Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price.

(c) Within 15 days following the occurrence of a Change of Control, a notice of occurrence of the Change of Control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the shares of Series E Preferred Stock at their addresses as they appear on the Corporation’s share transfer records and notice shall be provided to the Corporation’s transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any share of Series E Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Change of Control; (ii) the date of the Change of Control; (iii) the last date on which the holders of Series E Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the Common Stock Price; (v) the Change of Control Conversion Date, which shall be a Business Day occurring within 20 to 35 days following the date of such notice; (vi) that if, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem all or any portion of the Series E Preferred Stock, the holder will not be able to convert shares of Series E Preferred Stock designated for redemption and such shares of Series E Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series E Preferred Stock; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of Series E Preferred Stock must follow to exercise the Change of Control Conversion Right.

(d) The Corporation shall issue a press release for publication on the Dow Jones & Corporation, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation’s website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides notice pursuant to Section 7(c) above to the holders of Series E Preferred Stock.

(e) In order to exercise the Change of Control Conversion Right, a holder of shares of Series E Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Series E Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Corporation’s transfer agent. Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series E Preferred Stock to be converted; and (iii) that the shares of Series E Preferred Stock are to be converted pursuant to the applicable provisions of these Articles Supplementary. Notwithstanding the foregoing, if the shares of Series E Preferred Stock are held in global form, such notice shall comply with applicable procedures of The Depository Trust Corporation (“DTC”).

(f) Holders of Series E Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to the Corporation’s transfer agent prior to the close of business on the Business Day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series E Preferred Stock; (ii) if certificated shares of Series E Preferred Stock have been issued, the certificate numbers of the shares of withdrawn Series E Preferred Stock; and (iii) the number of shares of Series E Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the shares of Series E Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

(g) Shares of Series E Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, the Corporation has provided or provides notice of its election to redeem such shares of Series E Preferred Stock, whether pursuant to its Redemption Right or Special Optional Redemption Right. If the Corporation elects to redeem shares of Series E Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Series E Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date $25.00 per share, plus any accrued and unpaid dividends thereon to, but excluding, the redemption date.

(h) The Corporation shall deliver the applicable Conversion Consideration no later than the third Business Day following the Change of Control Conversion Date.

(i) Notwithstanding anything to the contrary contained herein, no holder of shares of Series E Preferred Stock will be entitled to convert such shares of Series E Preferred Stock into shares of Common Stock to the extent that receipt of such shares of Common Stock would cause the holder of such shares of Common Stock (or any other person) to have actual ownership or Beneficial Ownership in excess of the Ownership Limit, or to otherwise violate the restrictions set forth in Article VII of the Charter.

8.                                    Status of Redeemed Stock.

In the event any shares of Series E Preferred Stock shall be redeemed pursuant to Sections 4 or 5 hereof or otherwise acquired by the Corporation, the shares so redeemed or acquired shall revert to the status of authorized but unissued shares of Series E Preferred Stock available for future issuance or reclassification by the Corporation.

SECOND:  The Shares have been classified and designated by the Board of Directors under the authority contained in the Charter.

THIRD:  These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FOURTH:  The undersigned officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, ALEXANDRIA REAL ESTATE EQUITIES, INC. has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on March    , 2012.

ATTEST:	ALEXANDRIA REAL ESTATE EQUITIES, INC.

Jennifer J. Pappas, Secretary	Joel S. Marcus, Chief Executive Officer